

14030218

SECUI[...]IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8-67672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kipling Jones & Co., Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Smith Street, Suite 1600
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbi J. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kipling Jones & Co., Ltd., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KIPLING JONES & Co., Ltd.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2012

KIPLING JONES & Co., Ltd.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN PARTNERS' EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO FINANCIAL STATEMENTS		8 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17



INDEPENDENT AUDITOR'S REPORT

To the Partners
Kipling Jones & Co., Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling Jones & Co., Ltd. as of December 31, 2012, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co., Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Emphasis of Matter Regarding Restatement

As discussed in Note 10 to the financial statements, the 2011 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 11 to the financial statements, the Partnership has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
April 9, 2013

Kipling Jones & Co., Ltd.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	30,239
Certificates of deposit		70,161
Certificate of deposit – pledged		55,290
Clearing deposits		15,000
Prepaid expenses		453
Deposits		4,069
Property and equipment, net of accumulation depreciation		-
	$	175,212

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	34,786
Total liabilities		34,786
Partners' capital		140,426
	$	175,212

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Municipal underwriting income	$ 74,310
Advisory fees	84,465
Consulting fees	5,000
Other income	757
Total revenues	164,532
Expenses	
Compensation and related costs	145,227
Travel	30,876
Occupancy and equipment	68,390
Communications	22,125
Clearing charges	25,364
Regulatory fees	13,830
Professional fees	20,697
Other expenses	4,557
Total expenses	331,066
Net loss	$ (166,534)

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2012

	General Partner		Class A Limited Partners		Class B Limited Partners		Total
Balance at January 1, 2012 (Restated, see Note 10)	$	19,207	$	(56,539)	$	213,497	176,165
Partner's contribution		--		65,895		64,900	130,795
Net loss		(1,665)		(149,881)		(14,988)	(166,534)
Balance at December 31, 2012	$	17,542	$	(140,525)	$	263,409	$ 140,426

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2012	$ -0-

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2012

	2012
Cash flows from operating activities	
Net loss	$ (166,534)
Adjustments to reconcile net loss to net cash	
Provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in certificates of deposit	63,448
Decrease in clearing deposit	11,903
Increase in prepaid expenses	(156)
Increase in deposits	(1,900)
Increase in accounts payable and accrued expenses	23,547
Net cash provided (used) by operating activities	(69,692)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Payment on notes payable	(32,288)
Partners' contributions	130,795
Net cash provided (used) by financing activities	98,507
Increase (decrease) in cash and cash equivalents	28,815
Cash and cash equivalents, beginning of year	1,424
Cash and cash equivalents, end of year	$ 30,239

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operations

Kipling Jones & Co., Ltd. ("Partnership"), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides financial advisory and municipal underwriting services to public institutions located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Jones Cap, LLC ("General Partner"). The General Partner has the authority to manage and control the business affairs of the Partnership. The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

The Partnership records municipal underwriting income and advisory fees when earned under the respective agreements usually at closing. Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

Note 2 - Significant Accounting Policies, continued

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. As of December 31, 2012, open Federal tax years subject to examination include the tax years ended December 31, 2009 through December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Partnership's net capital, as defined, of approximately $80,614 was below the required minimum by $19,386. Partnership's net capital ratio to aggregate indebtedness was 0.43 to 1

Note 4 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 5 - Property and Equipment

Property and equipment consists of equipment at a cost of $1,500, less accumulated depreciation of $1,500.

Note 6 - Related Party Transactions

Certain certificates of deposit owned by the Partnership are pledged against debt of the President of the General Partner.

Note 7 - Reserve - Off-Balance-Sheet Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Office Leases

The Partnership leases office space under three operating leases on a month-to-month basis. Office rent expense for the year was $68,893 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

At December 31, 2012, future minimum lease payments under non-cancellable operating leases are as follows:

Years Ending December 31,	
2013	$ 34,632
2014	17,316
Total	$ 51,948

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Note 10 - Restatement

The Partnership restated the beginning balance of partners' capital to correct for an error in the classification of certain assets and liabilities during the prior year. Receivables from related parties for $30,000 have been reclassified to be presented as reduction to partner's capital in accordance with U.S. GAAP. In addition, partners' capital has been adjusted by $20,000 to record the proceeds of a note payable to bank that was not reported in prior years. This note payable was paid off during 2012.

Kipling Jones & Co., Ltd.
Notes to Financial Statements
December 31, 2012

Note 10 - Restatement, continued

The following summarizes the impact of those errors on partners' capital:

	General Partner	Class A Limited Partners	Class B Limited Partners	Total
Partners' Capital at December 31, 2011 as previously reported	$ 19,207	$ (36,539)	$ 243.497	$ 226,165
Reclassification of receivables from related parties	--	--	(30,000)	(30,000)
Proceeds from note payable	--	(20,000)	--	(20,000)
Partners' capital at December 31, 2011, as restated	$ 19,207	$ (56,539	$ 213,497	$ 176,165

Note 11 - Going Concern

As shown in the financial statements, the Partnership has incurred substantial losses and has a net capital deficiency. These matters raise substantial doubt about the ability of the Partnership to continue as a going concern. Management has taken steps to increase the Partnerships' net capital and to increase its sales efforts. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 12 - Subsequent Events

The Partnership's 2012 annual audit is currently past due to the FINRA and the SEC. The Partnership may be assessed a fine by FINRA related to this past due filing, and the Partnership cannot predict what additional fines or sanctions might be made against the Partnership by FINRA or the SEC related to this matter.

The Partnership is in the process of obtaining a release on the certificates of deposit pledged to secure debt of the President of the General Partner.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

December 31, 2012

Schedule I

Kipling Jones & Co., Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 140,426
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		
Deductions and/or charges		
Non-allowable assets:		
Certificates of deposit-pledged	$ 55,290	
Deposits	4,069	
Expenses	453	59,812
Net capital before haircuts on securities positions		80,614
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital		$ 80,614

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 34,786
Total aggregate indebtedness	$ 34,786

Schedule I (continued)

Kipling Jones & Co., Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,319
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital below the required minimum	$ (19,386)
Excess net capital at 1000%	$ 77,135
Ratio: Aggregate indebtedness to net capital	0.43 to 1

RECONCILIATION WITH PARTNERSHIP COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership computation is as follows:

Net capital reported on Partnership unaudited FOCUS II A	$ 190,611
Decrease in cash and certifications of deposit balances	(26,435)
Increase in non-allowable assets	(56,190)
Increase in deposits	900
Increase in accounts payable and accrued expenses	(28,272)
Net capital per audited report	$ 80,614

Schedule II

Kipling Jones & Co., Ltd.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which the all customer transactions are cleared through another broker dealer on a fully disclosed basis.

Partnerships' clearing firm: Morgan Stanley Smith Barney LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2012

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Kipling Jones & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental information of Kipling Jones & Co., Ltd. (the "Partnership"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnerships' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnerships' internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnerships' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnerships' including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnerships' financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of our procedures performed in our audit of the financial statements of Kipling Jones & Co., Ltd. as of and for the year ended December 31, 2012, and this report does not effect our report thereon dated April 9, 2013. The following summarizes the material weakness communicated to management in our letter dated April 9, 2013:

- The Partnership failed to maintain adequate net capital at year end and at various times during the year and as a result filed inaccurate FOCUS reports with the SEC and the Financial Industry Regulatory Authority;

- The Partnership failed to reflect a note payable to a bank at December 31, 2011 and throughout the year ended December 31, 2012;

- The Chief Executive Officer of the Partnership failed to communicate to the Chief Financial Officer the pledging of certain certificates of deposit of the Partnership for the purpose of obtaining a personal loan, the proceeds of which were used to contribute additional capital into the Partnership. The pledging of the certificates of deposit resulted in them becoming non-allowable assets in the computation of net capital;

- The Partnership failed to properly reconcile cash balances at year end;

- The Partnership failed to accrue properly for certain expenses at year end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF&Co., LLP

CF & Co., L.L.P.

Dallas, Texas
April 9, 2013